FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of June 2012

Commission File Number: 001-31819

Gold Reserve Inc.

(Exact name of registrant as specified in its charter)

926 W. Sprague Avenue, Suite 200
Spokane, Washington 99201
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The following exhibits are furnished with this Form 6-K:

99.1        Report of Voting Results

99.2        News Release

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Cautionary Statement Regarding Forward-Looking Statements

The information furnished under cover of this Form 6-K contains both historical information and forward-looking statements (within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the Securities Act (Ontario)) that may state our intentions, hopes, beliefs, expectations or predictions for the future. In this report, forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies. We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause our actual financial results, performance, or achievements of the Company to be materially different from our estimated future results, performance, or achievements expressed or implied by those forward-looking statements.

These forward-looking statements involve risks and uncertainties, as well as assumptions that may never materialize, prove incorrect or materialize other than as currently contemplated which could cause our results to differ materially from those expressed or implied by such forward-looking statements. The words “believe,” “anticipate,” “expect,” “intend,” “estimate,” “plan,” “may,” “could” and other similar expressions that are predictions of or indicate future events and future trends which do not relate to historical matters, identify forward-looking statements. Any such forward-looking statements are not intended to give any assurances as to future results. Numerous factors could cause actual results to differ materially from those in the forward-looking statements. Due to risks and uncertainties, including the risks and uncertainties identified in our Annual Information Form, actual results may differ materially from current expectations.

Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation:

•         the outcome of our arbitration under ICSID against the Bolivarian Republic of Venezuela;

•         the actual value realized from the disposition of the remaining Brisas Project related assets;

•         the result or outcome of the litigation regarding the enjoined hostile takeover bid for us;

•         the equity dilution as a result of the proposed restructuring of the outstanding 5.5% senior subordinated notes;

•         our ability to maintain continued listing on the NYSE MKT and/or the TSX Venture;

•         corruption and uncertain legal enforcement;

•         political and social instability;

•         requests for improper payments;

•         competition with companies that are not subject to or do not follow Canadian and U.S. laws and regulations;

•         regulatory, political and economic risks associated with Venezuela including changes in laws and legal regimes;

•         impact of currency, metal prices and metal production volatility;

•         our dependence upon the abilities and continued participation of certain key employees;

•         the prospects for exploration and development of other mining projects by us; and

•         risks normally incident to the exploration, development and operation of mining properties.

Investors are cautioned not to put undue reliance on forward-looking statements, and investors should not infer that there has been no change in our affairs since the date of this report that would warrant any modification of any forward-looking statement made in this document, other documents filed periodically with securities regulators or documents presented on our website. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by this notice. We disclaim any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to our disclosure obligations under applicable rules promulgated by the relevant securities regulators.

(Signature page follows)

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 28, 2012

GOLD RESERVE INC. (Registrant)

By:    /s/ Robert A. McGuinness

Name:    Robert A. McGuinness

Title:       Vice President – Finance & CFO

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Exhibit 99.1 Report of Voting Results

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GOLD RESERVE INC.

Annual and Special Meeting of Shareholders

June 27, 2012

REPORT OF VOTING RESULTS

Section 11.3 National Instrument 51-102 – Continuous Disclosure Obligations

Common Shares represented at the meeting                                         40,737,138 or 67.57%

Total outstanding (Class A and Class B) Common Shares

as at record date:                                                                                  60,289,208

The matters voted upon at the Meeting and the results of the voting were as follows:

General Business		Outcome of Vote	Voting Result
			For	Against
1.	Election of Directors The election of:
	Rockne J. Timm	FOR	99.84%	0.16%
	A. Douglas Belanger	FOR	99.83%	0.17%
	James P. Geyer	FOR	95.39%	4.61%
	James H. Coleman	FOR	95.40%	4.60%
	Patrick D. McChesney	FOR	99.73%	0.27%
	Chris D. Mikkelsen	FOR	99.83%	0.17%
	Jean Charles Potvin	FOR	99.83%	0.17%

2.	Appointment of Auditor The appointment of PricewaterhouseCoopers LLP as auditor until the close of the next annual meeting or until a successor is appointed.	FOR	99.91%	0.04%

Special Business		Outcome of Vote	Voting Result
			For	Against
3	The resolution to approve the 2012 Equity Incentive Plan.	FOR	93.31%	6.61%

4.	The resolution to approve the continuation of and the amendment to the 2009 Shareholder Rights Plan Agreement.	FOR	94.67%	5.28%

5.	The resolution to approve the proposed restructuring of the Company’s outstanding 5.5% senior subordinated convertible notes in the aggregate principal amount of approximately US $102.3 million.	FOR	99.5%	0.34%
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For additional information please see the Circular dated May 28, 2012.

June 28, 2012

/s/ Robert A. McGuinness

Vice President Finance and CFO

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Exhibit 99.2 News Release

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NR-12-08

Gold Reserve Shareholders Approve Restructuring of Debt and

Results of Annual and Special Shareholder Meeting

SPOKANE, WASHINGTON  June  28, 2012

Gold  Reserve  Inc.  (TSX VENTURE:GRZ) (NYSE-MKT:GRZ) (the “Company”)  announced  today that the shareholders of the Company overwhelmingly approved all items voted on at the Company’s Annual and Special Meeting held yesterday, including the restructuring of the Company’s 5.5% Senior Subordinated Convertible Notes due 2022 (the “Notes”).

The five matters voted on at the meeting included the election of Directors, appointment of the auditors, approval of the Equity Incentive Plan, approval of the Amendment to the Shareholder Rights Plan, and the restructuring of the Notes. 67.6% of the shares outstanding voted at the meeting and all five matters were approved by at least 95% of the vote with the restructuring of the Notes being approved by over 99% of the vote.

Doug Belanger, President, stated, “We anticipate that the restructuring will allow us to accomplish our objective of minimizing shareholder dilution resulting in less than 73 million shares of common stock outstanding or approximately 80 million on a fully diluted basis.  We are very pleased to have obtained the support of our shareholders and noteholders for the debt restructuring. Upon the completion of the restructuring we will continue to pursue our $2.1 billion arbitration claim against the Bolivarian Republic of Venezuela for the expropriation of the Company’s Brisas project and other mining projects to become an operating company.”

For further information  please  refer  directly  to  the  Company’s filings  at www.goldreserveinc.com,   www.sedar.com  or   www.sec.gov.

For further information  contact:

A.  Douglas Belanger

President

Gold  Reserve  Inc.

info@goldreserveinc.com

(800) 625-9550

(509) 623-1500

"Neither the TSX Venture Exchange  nor its Regulation Services Provider  (as that term is defined  in  policies of the

TSX Venture Exchange) accepts responsibility for the adequacy  or  accuracy of this release."